SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Alcoa Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
013817101
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

28,083,960

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

28,083,960

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,083,960

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

54,516,040

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

54,516,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,516,040

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

54,516,040

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

54,516,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,516,040

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $230,686,758.  The aggregate purchase price of the call options owned by Elliott is approximately $1,207,000.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $447,921,532.  The aggregate purchase price of the call options owned by Elliott International is approximately $2,343,000.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and restated to read as follows:
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities are dramatically undervalued by the public market. The Reporting Persons believe the spin-off transaction recently announced by management will create value substantially above the current share price, and seek to engage in a constructive dialogue with the Board of Directors of the Issuer (the "Board") and the Issuer's management regarding this transaction as well as a number of other additional available opportunities to maximize shareholder value.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a)            As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 7.4% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 1,310,128,840 shares of Common Stock outstanding as of October 16, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2015.
As of the date hereof, Elliott beneficially owned 28,083,960 shares of Common Stock, including 2,720,000 shares of Common Stock underlying currently exercisable options, constituting approximately 2.1% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 54,516,040 shares of Common Stock, including 5,280,000 shares of Common Stock underlying currently exercisable options, constituting approximately 4.2% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 54,516,040 shares of Common Stock beneficially owned by Elliott International, constituting approximately 4.2% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 82,600,000 shares of Common Stock, including 8,000,000 shares of Common Stock underlying currently exercisable options, constituting approximately 6.3% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.1% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
Item 5(c) is hereby amended to add the following:
(c)            The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 5,100,000 and 9,900,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and less than 1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.1% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares.
Elliott (through Liverpool) has purchased from counterparties call options that carry the right to call from such counterparties up to 1,700,000 shares of Common Stock at a price of $8 per share, if such right is exercised prior to or on June 17, 2016.
Elliott (through Liverpool) has purchased from counterparties call options that carry the right to call from such counterparties up to 1,020,000 shares of Common Stock at a price of $8 per share, if such right is exercised prior to or on July 15, 2016.
Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 3,300,000 shares of Common Stock at a price of $8 per share, if such right is exercised prior to or on June 17, 2016.
Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 1,980,000 shares of Common Stock at a price of $8 per share, if such right is exercised prior to or on July 15, 2016.
On November 23, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 25, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/05/16	Common Stock	51,000	9.4956
01/05/16	Common Stock	102,000	9.2774
01/04/16	Common Stock	102,000	9.6000
01/04/16	Common Stock	68,000	9.5623
12/31/15	Common Stock	12,172	9.8391
12/10/15	Common Stock	850,000	8.7136
12/10/15	Common Stock	3,922,750	8.7136
12/10/15	Common Stock	1,882,750	8.7136
12/10/15	Common Stock	3,922,750	8.7136
12/07/15	Common Stock	6,681,300	--*

All of the above transactions were effected on the open market unless indicated otherwise.
Transactions Effected by Elliott Associates, L.P. in Physically Settled Swaps:
Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
12/10/15	(2,720,000)	8.7136	OTC

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/21/16	Common Stock	34,000	7.1578
01/21/16	Common Stock	680,000	7.0384
01/21/16	Common Stock	136,000	7.0900
01/21/16	Common Stock	510,000	7.0655
01/21/16	Common Stock	340,000	7.0531
01/20/16	Common Stock	187,000	6.7053
01/06/16	Common Stock	68,000	8.8053
01/06/16	Common Stock	272,000	8.7335
12/10/15	Common Stock	1,882,750	8.7136

All of the above transactions were effected on the open market.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $8 Expiring on June 17, 2016:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
01/15/16	17,000	0.4200	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $8 Expiring on July 15, 2016:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
01/20/16	3,400	0.3900	Open Market
01/15/16	6,800	0.5300	Open Market

The following transactions were effected by Elliott International, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/21/16	Common Stock	264,000	7.0900
01/21/16	Common Stock	1,320,000	7.0384
01/21/16	Common Stock	660,000	7.0531
01/21/16	Common Stock	66,000	7.1578
01/21/16	Common Stock	990,000	7.0655
01/20/16	Common Stock	363,000	6.7053
01/06/16	Common Stock	528,000	8.7335
01/06/16	Common Stock	132,000	8.8053
01/05/16	Common Stock	99,000	9.4956
01/05/16	Common Stock	198,000	9.2774
01/04/16	Common Stock	198,000	9.6000
01/04/16	Common Stock	132,000	9.5623
12/31/15	Common Stock	23,628	9.8391
12/10/15	Common Stock	3,654,750	8.7136
12/10/15	Common Stock	3,654,750	8.7136
12/10/15	Common Stock	7,614,750	8.7136
12/10/15	Common Stock	1,650,000	8.7136
12/10/15	Common Stock	7,614,750	8.7136
12/07/15	Common Stock	5,280,000	--*

All of the above transactions were effected on the open market unless indicated otherwise.
Transactions Effected by Elliott International, L.P. in Call Options at $8 Expiring on June 17, 2016:
Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
1/15/16	33,000	0.4200	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $8 Expiring on July 15, 2016:
Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
01/20/16	6,600	0.3900	Open Market
01/15/16	13,200	0.5300	Open Market

Transactions Effected by Elliott International, L.P. in Physically Settled Swaps:
Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
12/10/15	(24,189,000)	8.7136	OTC

* Shares acquired upon exercise of options.